Exhibit 23.1

Stan J.H. Lee, CPA
2160 North Central Rd Suite 203 t Fort Lee t NJ 07024
P.O. Box 436402t San Diego t CA t 92143-9402
619-623-7799 t Fax 619-564-3408 t stan2u@gmail.com

To Whom It May Concern:

The firm of Stan J.H. Lee, Certified Public Accountants, consents to the inclusion of our report of April 11,  2011, on the audited financial statements of Mondial Ventures, Inc. as of December 31, 2010 and 2009  and for the years then ended in any filings that are necessary now or in the near future with the U.S. Securities and Exchange Commission. This firm consents to being deemed an expert in connection with this filing.

Very truly yours,

/s/ Stan J.H. Lee, CPA

______________________
Stan J.H. Lee, CPA
April 11, 2011
Fort Lee, NJ 07024

Registered with the Public Company Accounting Oversight Board
Registered with Canadian Public Accountability Board
Member of New Jersey Society of Certified Public Accountants